Exhibit 2

Form of

Rule 10b5-1 Sales Plan

(Stock Only – Rule 144)

NOTE: This Sales Plan conveys the Seller’s indication of the amount, price and date of stock sales with such specificity that Stifel, Nicolaus & Company, Incorporated does not have any discretion over how, when and whether to sell stock (other than the discretion inherent in applying ordinary principles of best execution).

Sales Plan dated             (this “Sales Plan”) between                     (“Seller”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”), acting as agent.

A.	Recitals

1.	This Sales Plan is entered into between Seller and Stifel for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Seller is establishing this Sales Plan in order to permit the orderly disposition of a portion of Seller’s holdings of the Class A common stock, $0.01 par value (the “Sales Plan Stock”), of BFC Financial Corporation (the “Issuer”), which is currently trading on the OTC QB (“Principal Market”).

B.	Seller’s Representations, Warranties and Covenants

1.	As of the date hereof, Seller is not aware of any material nonpublic information concerning the Issuer or its securities and is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent Stifel from conducting the trading plan in accordance with the Sales Plan. Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

2.	The securities to be sold under this Sales Plan are owned free and clear by Seller and are not subject to any liens, security interests or other encumbrances or limitations on disposition other than those that may be imposed by Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

3.	While this Sales Plan is in effect, Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Sales Plan and agrees not to alter or deviate from the terms of this Sales Plan.

4.	Seller Agrees to:

a.	provide Stifel with a certificate dated as of the date of this Sales Plan and signed by the Issuer substantially in the form of Exhibit A (Issuer Representation) to this Sales Plan prior to commencement of the Plan Sales Period (as defined below).

b.

notify Stifel’s Corporate Executive Services Department by telephone at the number set forth in paragraph G.5 below as soon as practicable if Seller becomes aware of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A to this Sales Plan. Such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Seller and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Stifel. Such notice shall be in addition to the notice required to be given to Stifel by the Issuer pursuant to the certificate set forth as Exhibit A to this Sales Plan.

5.	Seller agrees to complete, execute and deliver to Stifel a Seller Representation Letter dated as of the date of this Sales Plan substantially in the form of Exhibit B to this Sales Plan prior to the commencement of the Plan Sales Period.

6.	The execution and delivery of this Sales Plan by Seller and the transactions contemplated by this Sales Plan will not contravene any provision of applicable law or any agreement or other instrument binding on Seller or any of Seller’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller or Seller’s affiliates.

7.	Seller agrees with respect to Stock subject to a trading plan pursuant to this Sales Plan (“Sales Plan Stock”), that until this Sales Plan has been terminated, Seller shall not (i) enter into a binding contract with respect to the purchase or sale of Sales Plan Stock with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Sales Plan Stock or (iii) adopt a plan for trading with respect to Sales Plan Stock other than this Sales Plan. Notwithstanding the foregoing, Seller shall notify Stifel in connection with any sales of Stock of the Issuer prior to such sale.

8.	Seller agrees that it shall not, directly or indirectly, communicate any information relating to the Stock or the Issuer to any employee of Stifel or its affiliates who is involved, directly or indirectly, in executing this Sales Plan at any time while this Sales Plan is in effect.

9.	Seller agrees:

a.	to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.

b.	that Seller shall at all times during the Plan Sales Period (as defined below), in connection with the performance of this Sales Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

10.	If the Stock is to be sold under Rule 144:

a.	Seller represents and warrants that the Stock to be sold under this Sales Plan is currently eligible for sale under Rule 144.

b.	Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales under this Sales Plan not to meet all applicable requirements of Rule 144.

c.	Seller agrees to complete, execute and deliver to Stifel Forms 144 for the sales to be effected under this Sales Plan at such times and in such number of copies as Stifel shall request, and following such delivery, Stifel agrees to file such Forms 144 on behalf of Seller as required by applicable law.

d.	Seller hereby grants Stifel a power of attorney to complete and/or file on behalf of Seller any required Forms 144. Notwithstanding such power of attorney, Seller acknowledges that Stifel shall have no obligation to complete or file Forms 144 on behalf of Seller except as set forth in subparagraph (c).

e.	Stifel agrees to conduct all sales under this Sales Plan in accordance with the manner of sale requirement of Rule 144 of the Securities Act and in no event shall Stifel effect any sale if such sale would exceed the then-applicable amount limitation under Rule 144, assuming Stifel’s sales under this Sales Plan are the only sales subject to that limitation.

11.	Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock under this Sales Plan.

C.	Implementation of the Plan

1.	Seller hereby appoints Stifel to sell shares of Stock pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Stifel hereby accepts such appointment.

2.	Stifel is authorized to begin selling Stock under this Sales Plan (a minimum of two business days from the date this Sales Plan is signed) on at the open of the Principal Market and shall cease selling Stock on the earliest to occur of: (i) the date on which Stifel receives notice of the death of Seller; (ii) the date that Stifel receives notice that the Issuer or any other person publicly announced a tender or exchange offer with respect to the Stock; (iii) the date that Stifel receives notice of a public announcement of a merger, acquisition, reorganization, recapitalization or comparable transaction involving the securities of the Issuer; (iv) the date on which Stifel receives notice of the commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency; and (v) (specify, by checking one or more of the boxes below, the date upon which Stifel will cease selling stock):

☒	at the close of the Principal Market.

☒	the date that the aggregate number of shares of Stock sold under this Sales Plan is shares;

☐	The date that the aggregate proceeds of sales pursuant to this Sales Plan (after deducting commissions and other expenses of sale) reaches $ .

(the period during which Stifel is authorized to sell stock under this paragraph C.2 is referred to in this Sales Plan as the “Plan Sales Period”).

3.	a. Stifel shall sell the Daily Sale Amount (as defined below) for the account of Seller on each Sale Day (as defined below), subject to the following restrictions, if desired (check each applicable box):

☒	Stifel shall not sell any shares of Stock under this Sales Plan at a price of less than $ per share (before deducting commissions and other expenses of sale) (the “Minimum Sale Price”).

☐	(insert any other restrictions)

b.	A “Sale Day” is (Select One):

☐	each “Trading Day” that the Principal Market is open for business. (A “Trading Day” is any day during the Plan Sales Period that the Principal Market is open for business).

☐	each Trading Day succeeding any period of consecutive Trading Days during which the closing price of the Stock on the Principal Market or, if applicable, as reported in the consolidated system was equal to or greater than .

☐	the first weekday of each month during the Plan Sales Period, provided that if any Sale Day is not a Trading Day, such Sale Day shall be deemed to fall on the next succeeding Trading Day.

☒	Insert Other Conditions: See Schedule A

* A “Trading Day” is any day during the Plan Sales Period that the Principal Market is open for business.

c.	The “Daily Sale Amount” for any Sale Day shall be (please check the applicable box to indicate the amount of Stock that Stifel is to sell on each Sale Day):

☒	See Schedule A

☐	an amount of Stock resulting in aggregate proceeds (after deducting commissions and other expenses of sale and exercise prices, withholding taxes and other expenses of exercise) of $ .

☐	the amount set forth on the grid below opposite the per share price range that corresponds to the reported price of the opening reported market transaction in the Stock on such Sale Day.

Reported Price of Opening Reported Market Transaction in the Stock	Daily Sale Amount
If the price is below $
If the price is between $ and $
If the price is between $ and $
If the price is above $

☐	determined in accordance with the following formula:

d.	Subject to the restrictions set forth in paragraph C.3 above, Stifel shall sell the Daily Sale Amount on each Sale Day under ordinary principles of best execution at the then-prevailing market price.

e.	If, consistent with ordinary principles of best execution or for any other reason, Stifel cannot sell the Daily Sale Amount on any Sale Day, then (select one):

☒	the amount of such shortfall may be sold as soon as practicable on as many succeeding Trading Days as needed under ordinary principles of best execution.

Examples (2):

1.

2.

☐	Stifel’s obligation to sell Stock on such Sale Day under this Sales Plan shall be deemed to have been satisfied.

☐	N/A (other comments):

Nevertheless, if any such shortfall exists after the close of trading on the last Trading Day of the Plan Sales Period, Stifel’s authority to sell such shares for the account of Seller under this Sales Plan shall terminate.

f.	The Daily Sale Amount and the Minimum Sale Price, if applicable, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Sales Period.

4.	Stifel shall not sell Stock under this Sales Plan at any time when:

a.	Stifel, in its sole discretion, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities or other crisis or calamity has occurred, or

b.	Stifel, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller’s affiliates (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or the Stock), or

c.	Stifel has received notice from the Issuer or Seller of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A to this Sales Plan, or

d.	has received notice from Seller to terminate this Sales Plan in accordance with paragraph D.1 below.

5.	a. Seller agrees to deliver the total shares of Stock to be sold under this Sales Plan (with the amount to be estimated by Seller in good faith, if the Daily Sale Amount is designated as an aggregate dollar amount) (the “Plan Shares”), into an account at Stifel in the name of and for the benefit of Seller (the “Plan Account”) and that Stock will be in street name, electronically transferable form, without legend or stop transfer within the Plan Account prior to the close of the Principal Market on the business day preceding the commencement of sales under this Sales Plan or this Sales Plan will automatically terminate.

b.	Stifel shall withdraw Stock from the Plan Account in order to effect sales of Stock under this Sales Plan. Stifel agrees to notify Seller promptly if at any time during the Plan Sales Period the number of shares of Stock in the Plan Account is less than the number of Plan Shares remaining to be sold under this Sales Plan. Upon such notification, Seller agrees to deliver promptly to the Plan Account the number of shares of Stock necessary to eliminate this shortfall.

c.	To the extent that any Stock remains in the Plan Account after the end of the Plan Sales Period or upon termination of this Sales Plan, Stifel agrees to return such Stock promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.

6.	Stifel shall in no event effect any sale under this Sales Plan if the Stock to be sold is not in the Plan Account.

7.	Stifel may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.

D.	Termination

1.	This Sales Plan may not be terminated prior to the end of the Plan Sales Period, except that:

a.	it may be terminated by written notice from Seller received by Stifel’s Corporate Executive Services Department at the address or fax number set forth in paragraph G.5 below, and

b.	it may be terminated pursuant to Paragraph C.5.a of this Sales Plan

c.	it may be suspended, or at Stifel option, terminated if Stifel has received notice from the Seller of the occurrence of any event contemplated in paragraph B.4.b of this Sales Plan or from the Issuer of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A to this Purchase plan.

d.	Notwithstanding the provisions of D.1. herein, this Sales Plan may only be amended or suspended pursuant to the Issuer’s insider trading policy and only after pre-clearance by the Issuer.

E.	Indemnification; Limitation of Liability

1.	a. Seller agrees to indemnify and hold harmless Stifel and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to Stifel’s actions taken or not taken in compliance with this Sales Plan or arising out of or attributable to any breach by Seller of this Sales Plan (including Seller’s representations and warranties in this Sales Plan) or any violation by Seller of applicable laws or regulations. This indemnification shall survive termination of this Sales Plan.

b.	Notwithstanding any other provision of this Sales Plan, Stifel shall not be liable to Seller for:

(i)	special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or

(ii)	any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

2.	Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Stifel or any person affiliated with Stifel in connection with Seller’s adoption and implementation of this Sales Plan.

3.	Seller acknowledges and agrees that in performing Seller’s obligations under this Sales Plan, neither Stifel nor any of its affiliates nor any of their respective officers, employees or other representatives is exercising any discretionary authority or discretionary control respecting management of Seller’s assets, or exercising any authority or control respecting management or disposition of Seller’s assets, or otherwise acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor) with respect to Seller or Seller’s assets. Without limiting the foregoing, Seller further acknowledges and agrees that neither Stifel nor any of its affiliates nor any of their respective officers, employees or other representatives has provided any “investment advice” within the meaning of such provisions, and that no views expressed by any such person will serve as a primary basis for investment decisions with respect to Seller’s assets.

F.	Agreement to Arbitrate Certain Disputes

The following disclosure is required by various regulatory bodies but should not limit the applicability of the following arbitration provision to or in any claim or controversy which may arise between Seller and Stifel.

This Agreement contains a predispute arbitration clause. By signing this Sales Plan, which includes the following arbitration agreement, the parties agree as follows:

•	Arbitration is final and binding on the parties. All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

•	The parties are waiving their right to seek remedies in court, including the right to a jury trial. Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

•	Pre-arbitration discovery is generally more limited than and different from court proceedings. The ability of the parties to obtain documents, witness statements, and other discovery is generally more limited in arbitration than in court proceedings.

•	The arbitrators’ award is not required to include factual findings or legal reasoning, and any party’s right to appeal or seek modifications of rulings of the arbitrators is strictly limited. The arbitrators do not have to explain the reason(s) for their award.

•	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

•	The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

•	The rules of the arbitration forum in which the claim is filed, and any amendments thereto, are hereby incorporated into this Agreement.

•	The award of the arbitrators or of the majority of them shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

•	No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action, or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the Seller is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

•	Seller agrees, and in consideration of Stifel carrying an account for Seller, Stifel agrees, that all controversies which may arise between us, including any dispute involving Stifel’s present or former agents, employees, officers, and directors and including, but not limited to those involving transactions in this or any other account you have individually or jointly with or on behalf of another party at Stifel, including those in which you have a beneficial interest, or the construction, performance, or breach of this or any other agreement between us, whether entered into prior, on, or subsequent to the date hereof, shall be fully and finally determined by binding arbitration. Any arbitration under this Agreement shall be determined pursuant to the arbitration laws of the State of Missouri and Federal Arbitration Act, where applicable, before the Financial Industry Regulatory Authority (FINRA).

•	If Seller files a complaint in court against Stifel or its present or former employees, officers, or directors, Stifel may seek to compel arbitration of any such claims. If Stifel seeks to compel arbitration of such claims, Stifel must agree to arbitrate all of the claims contained in the complaint if the Seller so requests.

Seller acknowledges that the preferred forum for any dispute resolution involving controversies which may arise between Seller and Stifel is through arbitration pursuant to the terms of the arbitration provision found in this Agreement. In the unlikely event any controversy or dispute arising under this Agreement with Stifel is determined to be ineligible for arbitration, Seller agrees as follows: THE PARTIES TO THIS AGREEMENT SHALL NOT EXERCISE ANY RIGHTS THEY MAY HAVE TO ELECT OR DEMAND A TRIAL BY JURY. The Seller and Stifel hereby expressly waive any right to a trial by jury. The Seller acknowledges and agrees that this provision is a specific and material aspect of the agreement between the parties and that Stifel would not enter into this Agreement with Seller if this provision were not part of the agreement.

Dispute Resolution Locale: Any suit, arbitration proceeding, reparation proceeding, claim, or action against Stifel or its present or past officers, agents, or employees shall be brought and heard in the city where the branch sales office of Stifel is or was located with which Seller dealt. If the court, arbitration forum, or reparations tribunal does not conduct hearings in that city, then any such action must be brought and heard in the locale closest to that city in which the court, arbitration forum, or reparations tribunal conducts hearings. This paragraph shall apply even if Seller has related disputes with other parties which cannot be resolved in the same locale.

G.	General

1.	Seller shall pay Stifel $ per share of the Stock sold.

2.	Seller and Stifel acknowledge and agree that this Sales Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

3.	This Sales Plan constitutes the entire agreement between the parties with respect to this Sales Plan and supersedes any prior agreements or understandings with regard to the Sales Plan.

4.	This Sales Plan may be amended by Seller:

a.	only upon written consent of Stifel

b.	only during an open window period as defined by the Issuer

c.	only upon receipt of the following documents, each dated as of the date of such amendment

(i)	a representation signed by the Issuer substantially in the form of Exhibit A to this Sales Plan,

(ii)	a certificate signed by Seller certifying that the representations and warranties of Seller contained in this Sales Plan are true at and as of the date of such certificate as if made at and as of such date and

(iii)	a Seller’s Representation Letter completed and executed by Seller substantially in the form of Exhibit B to this Sales Plan.

(iv)	An amended Form 144 completed and executed by Seller

d.	Such amendment will become effective a minimum of two business day from the date the amendment is signed.

5.	All notices to Stifel under this Sales Plan shall be given to Stifel’s Corporate Executive Services Department in the manner specified by this Sales Plan by telephone at (973) 549-4225, by facsimile at (973) 549-4178 or by certified mail to the address below:

Stifel Nicolaus & Company, Incorporated

18 Columbia Turnpike

Florham Park, NJ 07932

Attn: Corporate Executive Services

6.	Seller’s rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of Stifel, which may be withheld in the sole discretion of Stifel.

7.	This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures on all counterparts were upon the same instrument.

8.	If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Sales Plan will continue and remain in full force and effect.

9.	This Sales Plan shall be governed by and construed in accordance with the internal laws of the State of Missouri, applicable to agreements made and to be fully performed therein and may be modified or amended only by a writing signed by the parties to this Sales Plan.

NOTICE: THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPH F

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.

Date:

Plan Account Number:

Signature:
Print Name:
Title:

Stifel, Nicolaus & Company, Incorporated

By:
Print Name:
Title: